Exhibit 99.1 - Resignation Letter (Conrad Humbke)

Murray Conradie
Chairman/Chief Executive Officer
South Texas Oil Company
2802 Flintrock Trace, Suite 252
Austin, TX 78738

August 27, 2007

Re:    Resignation from South Texas Oil Company

Dear Murray,

        I have enjoyed my tenure as a Director of South Texas Oil Company. Together, we have helped grow the company into an outstanding organization with truly tremendous opportunities ahead. However, I am unable to continue to give South Texas Oil Company the full-time attention it deserves. Please allow this letter to serve as written notification of my resignation as a Director of South Texas Oil Company, to be effective August 27, 2007.

       I have not had any disagreements with management or the company on any matter relating to the company's operations, policies or practices. To the contrary, I have tremendous appreciation for you and the rest of the Board.

       I look forward to the endeavors and successes that are sure to be in your future.

                          Best regards,
                          /s/ Conrad Humbke
                          -----------------
                          Conrad Humbke